UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

The Berrett-Koehler Group, Inc.

Legal status of issuer

Form

Benefit Corporation

Jurisdiction of Incorporation/Organization

California

Date of organization

November 10, 1998

Physical address of issuer

1333 Broadway, Suite 1000, Oakland, CA 94612

Website of issuer

www.bkconnection.com

Name of intermediary through which the offering will be conducted

Crowdfund Mainstreet

CIK number of intermediary

0001690300

SEC file number of intermediary

007-00133

CRD number, if applicable, of intermediary

292759

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

6% of gross monies raised in this offering plus third-party escrow fees.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

None

Type of security offered

Series B Preferred Stock

Price (or method for determining price)

$12.00 per share

Target offering amount

$200,000

Oversubscriptions accepted:

☒ Yes

☐ No

Oversubscriptions will be allocated:

☐Pro-rata basis

☒First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)

$1,070,000

Deadline to reach the target offering amount

April 30, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

32

Financial summary

	Most recent fiscal year end	Prior fiscal year end
Total Assets	$6,688,153	$6,575,926
Cash and Cash Equivalents	$114,469	$147,096
Accounts Receivable	$1,469,533	$1,920,482
Short-term Debt	$4,403,605	$3,889,565
Long-term Debt	$505,107	$449,716
Revenues/Sales	$10,591,109	$10,764,366
Cost of Goods Sold	$2,025,083	$1,832,831
Taxes Paid	$-24,989	$66,788
Net Income	$-358,149	$230,647

The jurisdictions in which the issuer intends to offer the securities

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri,

Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ISSUER

THE BERRETT-KOEHLER GROUP, INC.

Signature: David Marshall

Title: Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature: David Marshall
Title: Chief Financial Officer and Board Member
Date: 10/8/2020

Signature: William L. Upton
Title: Board Chair
Date: 10/8/2020

Signature: Johanna E. Vondeling
Title: Board Member
Date: 10/8/2020

Signature: Steven Piersanti
Title: Board Member
Date: 10/8/2020

Signature: Katie Sheehan

Title: Board Member

Date: 10/8/2020

Signature: Peter Neuwirth

Title: Board Member

Date: 10/8/2020

Signature: Jesse Lyn Stoner

Title: Board Member

Date: 10/8/2020

Signature: Marilyn McConnell

Title: Board Member

Date: 10/8/2020

Signature: Ed Frauenheim

Title: Board Member

Date: 10/8/2020

Signature: Jack W. Perry

Title: Board Member

Date: 10/8/2020

Form C

The Berrett-Koehler Group, Inc.
"Berrett-Koehler," the "issuer," the "Company," "we," "our," "us")

Series B Preferred Stock

This Form C and its Appendices include forward-looking statements about the Company that may involve substantial risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C and its Appendices are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. These forward-looking statements are typically identified by terms such as "will," "anticipate," "believe," "continue," "could," "estimate," "expect," "foresee," "forecast," "intend," "likely," "may," "plan," "potential," "predict," "probable," "project," "seek," "aim," "should," "would," "can have," and similar expressions.

The forward-looking statements contained in this Form C and its Appendices are not guarantees, and you are cautioned not to place undue reliance on them. These forward-looking statements are based on the issuer's current beliefs, expectations, and assumptions and are subject to significant risks and uncertainties that are beyond the issuer's ability to predict or control and that could cause actual results or events to differ materially from those contemplated herein. These risk factors include, but are not limited to, those that can be found under the heading "Risk Factors" in **Appendix A** to this Form C. The forward-looking statements made in this Form C and in its Appendices relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Form C or its Appendices to reflect events or circumstances after the date of this Form C or to reflect new information or the occurrence of unanticipated events, except as required by law.

Pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201), an issuer offering or selling securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") must disclose the following information.

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Berrett-Koehler	Corporation	California	November 10, 1998	1333 Broadway, Suite 1000, Oakland, CA 94612	www.bkconnection.com

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and their positions with the issuer:

Name	Position(s) at issuer	Time period position(s) at the issuer have been held
William L. Upton	Board Chair Executive Committee chair Finance/Capital Committee member Audit Committee member	Board member from 1999 to 2015 Board member from 2017 to 2020 Board Chair from August 2019-present
Joyce M. Roché	Audit Committee chair Governance/Stakeholder Committee member Executive Committee member	Three months since July 30, 2020
Peter Neuwirth	Finance/Capital Committee chair Executive Committee member	Three months since July 30, 2020
Paul Wright	Governance/Stakeholder Committee chair	2017-2020

	Executive Committee member	
Jesse Stoner	Governance/Stakeholder Committee member	2017-2020
Jack W. Perry	Strategy Task Force member	2017-2020
Ed Frauenheim	Strategy Task Force chair	2018-2020
Marilyn McConnell	Audit Committee member Governance/Stakeholder Committee member Corporate Secretary	2011-2020 as board member 2019-present as Secretary
Steve Piersanti	Finance/Capital Committee member	1992-2020
Johanna E. Vondeling	Finance/Capital Committee member, Strategy Task Force member President & Publisher of Berrett-Koehler Publishers, Inc.[1]	2015-2017 Three months since July 30, 2020
Katie Sheehan	Strategy Task Force member at Berrett-Koehler Publishers, Inc. Staff /ESOP representative (rotating position)	2019-2020
David Marshall	Finance/Capital Committee member Executive Committee member CEO & CFO of the Company CEO and CFO of Berrett-Koehler Publishers, Inc.	2013-2015, 2019-present

Officers and their positions with the issuer:

---

[1] Berrett-Koehler Publishers, Inc. is a wholly owned subsidiary of the Company. Please see **Appendix A** for more detail.

David Marshall	Board member, Finance/Capital Committee member and Executive Committee member CEO & CFO of the Company and Berrett-Koehler Publishers, Inc.	2013-2015, 2019-present
Marilyn McConnell	Board member, Audit Committee member, Governance/Stakeholder Committee member Secretary	2011-2020 as board member, 2019-present as Secretary
Johanna E. Vondeling	Finance/Capital Committee member, Strategy Task Force member President & Publisher of the Company and Berrett-Koehler Publishers, Inc.	2015-2017, three months since July 30, 2020
William L. Upton	Board Chair Executive Committee chair Finance/Capital Committee member Audit Committee member	Board member from 1999 to 2015 Board member from 2017 to 2020 Board Chair from August 2019-present

Principal occupation and employment of officers and directors over the past three years:

Name	Employer	Employer's principal business	Title or Role	Responsibilities	Dates of service
William L. Upton	Edwards Brothers Malloy realLingua	Book printer Foreign language learning	VP and CFO Interim Chief Operations Officer	Logistics and financial Operations	2012 to-2018 2019-present

Joyce M. Roché	Girls Incorporated	Inspires all girls to be strong, smart, and bold through direct service and advocacy	President & CEO	Executive responsibilities	2000-2019
Peter Neuwirth	Freelance CapAcuity	Provides comprehensive consulting and asset management services to help people respond effectively to the latest trends impacting their executive benefit plans	Author/Actuarial Consultant Senior Consulting Actuary	Actuary, expert on financing executive retirement plans	2017-2020
Paul Wright	Chair of BK Foundation	501(c)(3) foundation	Chair	Strategy and organizational development	2017-2020
Jesse Stoner	Seapoint Center for Collaborative Leadership, Author	Provides information, tools and resources to help leaders create their desired future	Founder	Collaborative leadership executive consulting	2008-2020
Jack W. Perry	38enso	Consulting firm specializing in the publishing industry	Founder and Lead Strategist	Executive consulting to book publishing industry	2009-2020
Ed Frauenheim	Great Place to Work	Helps organizations quantify their culture and produce better business results by creating a high-trust work experience for all employees	Senior Director of Content	Research and analytics	2014-2020

Marilyn McConnell	American International Distribution Corporation	Provider of strategic solutions and government projects to the South African automotive industry	CEO, President, cofounder	Executive responsibilities	1986-2020
Steve Piersanti	Berrett-Koehler Publishers, Inc.	Please see **Appendix A.**	Founder and Senior Editor	CEO, President, Publisher until April 2019, continuing as Senior Editor	1992-2020
Katie Sheehan	Berrett-Koehler Publishers, Inc.	Please see **Appendix A.**	Senior Communications Manager	Public relations, publicity, communications	2009-2020
Johanna E. Vondeling	Berrett-Koehler Publishers, Inc.	Please see **Appendix A.**	President & Publisher	Responsible for legacy business	2004-2020
David Marshall	Berrett-Koehler Publishers, Inc.	Please see **Appendix A.**	CEO & CFO	Responsible for whole business	2007-2020

(c) **The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this Form C is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

Name	Ownership percentage
Steve Piersanti, Founder	38.3% as of July 30, 2020

(d) **A description of the business of the issuer and the anticipated business plan of the issuer.**

Please see **Appendices A, B, and C** filed with the SEC with this Form C.

(e) **The current number of employees of the issuer.**

(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

Please see **Appendix A** to this Form C for a discussion of the material risk factors. Before reviewing the risk factors, please note the following:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. The securities being offered have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document or any of its Appendices.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Each prospective investor is hereby advised to carefully read and consider the risk factors described in **Appendix A** to this Form C and all other materials provided by the issuer in determining whether or not to invest.

(g) The minimum target offering amount and the deadline to reach the minimum target offering amount.

The minimum target offering amount is $200,000, and the deadline to reach this amount is April 30, 2021.

If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned.

We plan for this offering to have a "rolling close." Once we meet the minimum target offering amount, that amount will be closed, and those funds will be released to us. Before the funds investors have committed are released to us, such investors will be notified that the minimum portion of our offering will be closed. Please see Item (h) below for more detail on the rolling close.

(h) Whether the issuer will accept investments in excess of the minimum target offering amount and, if so, the maximum amount that the issuer will accept and how oversubscriptions will be allocated, such as on a pro-rata, first come-first served, or other basis.

We will accept investments in excess of the minimum target offering amount, up to a total of $1,070,000 (our maximum target offering amount). Oversubscriptions will be allocated on a first-come, first-served basis.

As described in Item (g) above, once we reach our minimum target offering amount (First Milestone), we will close that amount and those funds will be released to us. After that closing, we plan to continue our offering and to have additional closings once we have raised the total amounts listed below. Once we reach each of the below amounts (each "Milestone"), that amount will be closed and those funds will be released to us. Investors will be notified of each closing before the funds they have committed are released to us. Once we reach our maximum target offering amount (Fourth Milestone) or our offering deadline, whichever comes first, our offering will end and all funds that have been committed but not yet released to us will then be released to us (provided that we have raised at least our minimum target offering amount).

First Milestone: $200,000 (minimum target offering amount)
Second Milestone: $400,000 (an additional $200,000 raised after the First Milestone is reached)
Third Milestone: $600,000 (an additional $200,000 raised after the Second Milestone is reached)
Fourth Milestone: $800,000 (an additional $200,000 raised after the Third Milestone is reached)
Fifth Milestone: $1,070,000 (an additional $207,000 raised after the Fourth Milestone is reached)

The use of proceeds for each Milestone is described in Exhibit H to **Appendix E.**

(i) A description of the purpose and intended use of the offering proceeds.

Berrett-Koehler will use the proceeds of this offering as described in **Appendix A** to this Form C.

(j) A description of the process to complete the transaction or cancel an investment commitment.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in our offering materials.

This offering's intermediary, MiTec, PBC (dba Crowdfund Mainstreet) ("CMS") will notify investors when the minimum target offering amount has been met.

If we reach the minimum target offering amount prior to the deadline identified in our offering materials, we may close the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to us upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The issuer may decide to terminate an offering at any time. An offering may also be cancelled if the target raise is not reached. If this occurs, the investor is entitled to a full refund. Within five business days following the cancellation of the offering, CMS will

> Send the investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive.

> Direct the refund of the investor's funds. Please note that the Company may choose not to accept an investment for any reason.

A description of the process to complete the transaction is included in the investor education materials provided on the CMS platform.

(k) A statement that if an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

(l) The price to the public of the securities or the method for determining the price.

The price of the Series B Preferred Stock is $12.00 per share.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being

offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

The authorized capital stock of Berrett-Koehler consists of ten million, one hundred fifty thousand (10,150,000) shares, nine million six hundred seventy-five thousand (9,675,000) shares of which are Common Stock (the "Common Stock"), par value $.001 per share, and four hundred seventy-five thousand (475,000) shares of which are Preferred Stock (the "Preferred Stock"), par value $.001 per share. Thirty thousand (30,000) shares of the Preferred Stock are designated Series A Preferred Stock (the "Series A Shares"), two hundred eighty-five thousand (285,500) shares of the Preferred Stock are designated Series B Preferred Stock (the "Series B Shares"), and one hundred thousand (160,000) of the authorized shares of the Preferred Stock are designated Series C Preferred Stock (the "Series C Shares").

As of October 5, 2020, Berrett Koehler had 720,030.3041 shares of Common Stock outstanding, 26,739 Series A Shares outstanding, 91,371 Series B Shares outstanding, and 124,500 shares of Series C Shares outstanding. Berrett-Koehler is offering up to 89,166 Series B Shares in this offering.

On all matters subject to a vote of the shareholders of the Company, the holders of Series B Shares (the "Series B Shareholders") shall be entitled to the number of votes that equal the number of shares of Common Stock into which such shareholders' Series B Shares are convertible and will vote with the Common Stock on an as-if-converted basis. The holders of Series A and Series C Shares have the same right.

The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders and are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution, or winding up of the Company, the holders of shares of Common Stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and the claims of the various series of Preferred Stock. The Common Stock has no preemptive or conversion rights or other subscription rights.

In addition, the consent of a majority of the shares of Preferred Stock shall be required for any action that (a) alters or changes the rights, preferences, or privileges of either series; (b) increases or decreases the authorized number of shares of the Company's capital stock; (c) creates any new class or series of shares having rights, preferences, or privileges senior to or on parity with either series of preferred stock; (d) results in the redemption of or payment of dividends to the holders of the Common Stock at such time as there are any accrued and unpaid dividends on the Preferred Stock; (e) results in any merger, other corporate reorganization, sale of control, or any transaction in which all or substantially all of the assets of the Company are sold or exclusively licensed; (f) increases or decreases the authorized size of the Company's Board of Directors; (g) results in total number of Common Stock shares issued to be more than 1,050,000 shares, adjusted for stock splits, stock dividends, etc.; (h) changes the Company's annual Employee Stock Ownership Program ("ESOP") contribution rates; (i) changes the discount used to calculate the redemption price for the Preferred Stock from the fair market value associated with the annual ESOP valuation (10% as of the filing of this Form C); or (j) causes the Company to become a party to any agreement which by its terms restricts its right to pay dividends on or satisfy the redemption rights of the Preferred Stock, or otherwise restricts the Company's performance of its outstanding obligations in respect of the Preferred Stock.

The principal terms of the Preferred Stock and Common Stock may be amended by amendment to the Company's Amended and Restated Articles of Incorporation. Such amendment must be approved by the Company's Board of Directors and by the shareholders of the Company in accordance with the shareholder voting rights described above.

The Company may conduct financings in the future to raise additional working and expansion capital, which may increase the number of outstanding shares of the Company and may be at different prices and on different terms than the current financing. In the event of such financings, investors in this offering may experience a significant dilutive effect. The Amended and Restated Articles of Incorporation do not contain provisions providing antidilution protection to investors in this offering.

For more detail on the above terms and a description of the other terms of the outstanding shares of the Company and the shares being sold in this offering, please review **Appendix A** and the Subscription and Purchase Agreement and Amended and Restated Articles of Incorporation attached thereto as Exhibits A and B.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

Because our principal shareholder listed in Item (c) owns more voting shares than any other shareholder, he has more influence over Company decisions than any other shareholder. He may make decisions with which you disagree or that will negatively affect the value of your investment in the Company. Your interests may conflict with his interests or the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this Form C is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see Item (c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The share price of the Series B Shares is set forth in our Amended and Restated Articles of Incorporation, which are included in **Appendix A** as Exhibit B. The price of the Series B Shares has been arbitrarily determined and is not the result of arm's-length negotiations. It bears no relationship to any established criteria of value such as book value or earnings per share, or any combination thereof. Further, the price is not based on past earnings of the Company, nor does the price necessarily reflect the current market value of the Company. No valuation or appraisal of the Company's potential business has been prepared. We expect the Series B Shares to be determined in the same way in the future.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

An investor in the Company will hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the investor's interest in the Company will depend upon many factors outside the control of the investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board of Directors of the Company

Following the investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the investor in the Company. The investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the objectives of the Company, and objectives may change over time. The lack of an opportunity to make a follow-on investment may result in substantial dilution of the investor's interest in the Company and lessen the investor's ability to influence decisions of the Company.

The Company has the right to redeem all (but not less than all) of the investor's shares at any time after two years after the shares are issued. The redemption price shall equal the higher of (i) the original price paid for the shares plus any accrued but unpaid dividends thereon and (ii) the fair market value of the shares, as determined by the Company's most recent ESOP evaluation, minus ten percent. Once the Company redeems the investors shares, the investor will no longer be entitled to dividends. In that case, the Company may receive a lower return on their investment than they would have if the Company had not redeemed the investor's shares.

Additionally, the Company's ability to repurchase securities from shareholders may serve to decrease any liquidity in the market for such shares, decrease the percentage ownership held by investors similarly situated to the investor, and create pressure on the investor to sell its shares to the Company concurrently.

If the Company is sold, the investor will only be entitled to receive from the proceeds the amount the investor invested plus any declared but unpaid dividends. It is possible that such amount would be less than what the investor would have received in dividends over time had the Company not sold.

Further, as a minority shareholder, the investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. If the Board of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the investor's initial investment in the Company.

The investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries, or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the securities may not be transferred for one year after it is issued unless it is transferred:

(i) To the issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(iv) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Item (m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(n) The name, SEC file number and Central Registration Depository (CRD) number (as applicable) of the intermediary through which the offering is being conducted.

The name of the intermediary is MiTec, PBC (dba Crowdfund MainStreet). The SEC file number of the intermediary is 007-00133. The intermediary's CRD number is 292759.

(o) A description of the intermediary's financial interests in the issuer's transaction and in the issuer, including:
(1) The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering, and
(2) Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest.

The amount of compensation to be paid to CMS is 6% of gross monies raised in this offering plus third-party escrow fees.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

The Company has a $2.2 million revolving line of credit with Beneficial State Bank of Oakland, California. The line of credit renews annually and has a variable interest rate of 0.5% above U.S. Prime Rate. As of September 2020, the U.S. Prime Rate is 3.25%.

The Company has outstanding $60,000 in unsecured corporate bonds at a 4% fixed interest rate. Interest shall accrue on the bonds through December 31, 2032, and the outstanding principal of and interest on the bonds is due and payable no later than January 15, 2033.

(q) A description of exempt offerings conducted within the past three years.

In 2020, as of October 5, 2020, the Company sold $1,245,000 (124,500 shares at $10 per share) in Series C Preferred Stock through an offering exempt under Rule 506(b). The proceeds of the offering are being used:

1. To help fund the Company's growth plans as described in Exhibit E of **Appendix A**.
2. To support the Company's steward-ownership, steward-leadership, and steward governance, as such are described in **Appendix A**.
3. To provide additional working capital for ongoing Berrett-Koehler operations and for funding limited stock buybacks to help support the Company's transition to Perpetual Purpose Trust ownership. The Perpetual Purpose Trust is described in **Appendix A**.

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the Form C or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

In 2019 and 2018, the Company recognized sales of $1.7 million and $1.8 million, respectively, from a company in which Marilyn McConnell, a member of the Company's Board of Directors, is an officer (Corporate Secretary). Please see the Company's financial statements included in Exhibit D of **Appendix A** for more detail.

On September 30, 2019 and October 11, 2019, the Company received two loans of $100,000 each from Michael Hannigan, an individual serving on one of the Company's committees. The loans, which bear interest at 2.4% per annum were due September 2020; however, subsequent to year end, one of the loans was converted into Series C preferred stock (for more information, see Note 15 to the Company's 2019 financial statements, included with this Form C as Exhibit D to **Appendix A**), and the due date of the other loan was changed to September 2021.

At December 13, 2019 and 2018, the Company had bonds payable totaling $20,000 to Steve Piersanti, board member and senior editor of the Company.

(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Please see the "Management's Discussion and Analysis" contained in **Appendix A**. Each prospective investor should read the Management's Discussion and Analysis together with our financial statements, which are included in **Appendix A** as Exhibit D, and the related notes and other financial information included elsewhere in this offering. Some of the information contained in the Management's Discussion and Analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective investors should review the risk factors included in **Appendix A**, and any risk factors described elsewhere in this Form C, including any Appendices thereto, as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the Management's Discussion and Analysis.

(t) For offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $107,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $107,000, but not more than $535,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $535,000, financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target offering amount of more than $535,000, but not more than $1,070,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

The issuer's financial statements are included in **Appendix A** as Exhibit D.

(u) Any matters that would have triggered disqualification under §227.503(a) but occurred before May 16, 2016. The failure to provide such disclosure shall not prevent an issuer from continuing to rely on the exemption provided by section 4(a)(6) of the Securities Act if the issuer establishes that it did not know and, in the exercise of reasonable care, could not have known of the existence of the undisclosed matter or matters.

None.

(v) Updates regarding the progress of the issuer in meeting the target offering amount, to be provided in accordance with 17 CFR §227.203.

As required by 17 CFR §227.203, we will make publicly available on the CMS platform frequent updates regarding our progress in meeting our target offering amount. We will also file a Form C-U to disclose the total amount of securities sold in the offering no later than five business days after the offering deadline, as required by 17 CFR §227.203.

(w) Where on the issuer's website investors will be able to find the issuer's annual report, and the date by which such a report will be available on the issuer's website.

We will file any required annual reports with the SEC and post each such report on our website no later than 120 days after the end of the fiscal year covered by the report.

Our first annual report will be posted at https://www.bkconnection.com/our-company and https://www.bkconnection.com/benefit-report-of-berrett-koehler-publishers by April 30, 2022.

We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation Crowdfunding and having total assets that do not exceed $10,000,000, (4) the repurchase of all the securities sold in this offering by the Company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities, or (5) the liquidation or dissolution of the Company in accordance with state law.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

Please see the **Appendices** filed with the SEC with this Form C for further information about the offering.

Appendices

Appendix A: Offering Memorandum
Appendix B: Crowdfunding Page
Appendix C: Investor Deck
Appendix D: Crowdfunding Video Transcript
Appendix E: Offering Summary
Appendix F: Berrett-Koehler Becomes Benefit Corporation Press Release
Appendix G: 10 Secrets of Berrett-Koehler's Success
Appendix H: 11 Awesome Truths about Berrett-Koehler's Marketing
Appendix I: Why Book Publishing Companies Are Relatively Safe Investments
Appendix J: Bill of Rights and Responsibilities for BK Authors
Appendix K: Berrett-Koehler is Forward Reviews' 2015 Indie Publisher of the Year
Appendix L: Fast-Growing Independent Publishers, 2019, Publishers Weekly
Appendix M: Steve Piersanti on Berrett-Koehler's Leadership Transition
Appendix N: Preservation Strategy
Appendix O: Berrett-Koehler Identity Brochure 2008
Appendix P: Linked Berrett-Koehler Documents
Appendix Q: Berrett-Koehler Publishers, Inc., Growth Forecasts